July 27, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC

Re:	SEC File No. 024-10455
	Notice of Withdrawal pursuant to Section 230.259(a)

To Whom It May Concern:

This offering has been withdrawn by the promotors because it was not economically viable. No securities were sold and the offering is not subject to any proceedings under Rule 258 (Section 230.258).

Should you have any questions, do not hesitate to contact us.

Most Respectfully,

Laurence J. Pino, Esq.
CEO